Debbie A. Klis, Partner
1990 K Street, NW
Suite 420
Washington, D.C. 20006
Tel: +1 202.935.3390
Email: deborrah.klis@rimonlaw.com

December 28, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Amendment No. 9 to Registration Statement on Form S-4
Filed October 10, 2023
File No. 333-268716

Dear Ladies and Gentlemen,

On behalf of our client, Energem Corp. (the “Company” or “Energem”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated October 23, 2023 (the “Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are filing Amendment No. 10 to the Registration Statement (the “Amendment”) via EDGAR.

In order to facilitate the review by the Staff of the Amendment, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

1.	We note your response to prior comment 7 and reissue our comment. Please revise to disclose that the PIPE may be terminated before the business combination is completed and to discuss the related risks. In this regard, we note that the amended PIPE term sheet has a termination date of December 31, 2023, and that the SEPA has already been terminated, while your business combination deadline is disclosed as February 18, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has revised the Amendment to disclose the new PIPE investor that the PIPE may be terminated before the business combination is completed and to discuss the related risks. Please see page 53.

Australia | Canada | China | Colombia | France | Germany | Israel | Morocco
South Korea | United Arab Emirates | United Kingdom | United States

December 28, 2023

Risk Factors

“Your ownership percentage in the Combined Entity...”, page 43

2.	The no redemption scenario presented in the table on page 43 does not appear to total correctly. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it corrected the total presented in the table on page 43.

Proposal No. 2 - The Business Combination Proposal Pro Forma Capitalization, page 78

3.	We note the footnote numbers presented in the first table on page 78 do not appear to have any corresponding footnotes. Please revise. We also note the table appears to exclude shares underlying public and private placement warrants as well as shares issuable under the Equity incentive plan. Please explain the purpose of the table and why you believe presenting the table provides meaningful information to investors.

Response: The Company respectfully acknowledges the Staff’s comment and advise in response that the Amendment has been revised to include the corresponding footnotes including to note that the pro forma capitalization presented in the table does not include shares underlying public and private placement warrants or the Equity incentive plan. Regarding the purpose of the first table is to disclose post-Closing ownership percentages and potential dilution before the inclusion of dilution potential from exercise of the placement warrants and the private warrants and issuances under the equity incentive plan, as a comparison to the third table on page 82, which includes dilution potential from exercise of the placement warrants and the private warrants and issuances under the equity incentive plan.

Index to Financial Statements, page F-1

4.	Please change the header to Energem’s interim financial statements from “Unaudited Financial Statements for the Nine Months Ended June 30, 2023 and December 31, 2022” to “Unaudited Financial Statements for the Six Months Ended June 30, 2023 and June 30, 2022.”

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that the Amendment reflects the change requested on page F-1.

Exhibits

5.	We note your response to prior comment 11. It appears that the Second Amended and Restated Articles of Association was inadvertently removed from the index. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has updated its exhibits to reinsert the Second Amended Articles of Association.

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December 28, 2023

General

6.	We note your response to prior comment 1 including your assertion that “November 18, 2023,” as opposed to “February 18, 2024,” was a “typo” in the preliminary proxy statement filed on July 14, 2023. This “typo” was repeated in the definitive proxy statement filed on July 24, 2023. We also note that the proposals contained on the proxy card provided in your response are significantly different than the proposals contained on the proxy card included in the definitive proxy statement, notwithstanding the requirement in Exchange Act Rule 14a-6(b) that the registrant file with the Commission the form of proxy that is to be sent to security holders. We also note that the definitive proxy statement includes numerous references to November 18, 2023 as the extension date and does not include any reference to February 18, 2024 as the extension date. Collectively, these deficiencies raise doubt as to whether the twenty-two instances of “November 18, 2023” were actual typos as opposed to only nine references to “six (6) one-month extensions” and create uncertainty as to what length of extension shareholders approved. In light of this uncertainty, the requirements of Exchange Act Rule 14a-6(b) and Rule 14a- 9, and potential liabilities resulting from the registrant acting in contravention of such requirements, please revise the proxy statement/prospectus to include a discussion of any risks related to such uncertainty and potential liabilities so that shareholders will have sufficient information to make a fully informed voting decision with respect to each of the proposals.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has revised the Amendment to include a discussion of any risks related to such uncertainty and potential liabilities so that shareholders will have sufficient information to make a fully informed voting decision with respect to the proposals (see page 47).

*****

If you have any additional questions regarding any of our responses or the Amendment to the Registration Statement, please do not hesitate to contact Debbie Klis, Esq. on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer

Energem Corp

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